# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C.  20549

## FORM 8-K

## CURRENT REPORT

### Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported):  **March 10, 2008**

## FX ENERGY, INC.
(Exact name of registrant as specified in its charter)

| **Nevada** | **000-25386** | **87-0504461** |
|---|---|---|
| (State or other jurisdiction of incorporation or organization) | (Commission File Number) | (IRS Employer Identification No.) |

| **3006 Highland Drive, Suite 206** | |
|---|---|
| **Salt Lake City, Utah** | **84106** |
| (Address of principal executive offices) | (Zip code) |

Registrant's telephone number, including area code:          **(801**) **486-5555**

**N/A**
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## EXPLANATORY NOTE

The information in Items 2.02 and 9.01 of this report, including the exhibit, is being furnished pursuant to Item 2.02 of Form 8-K and General Instruction B.2 thereunder.  Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Exchange Act of 1933, as amended.

## ITEM 2.02—RESULTS OF OPERATIONS AND FINANCIAL CONDITION

On March 10, 2008, FX Energy, Inc., issued a press release, a copy of which is attached as Exhibit 99.01.

## ITEM 9.01—FINANCIAL STATEMENTS AND EXHIBITS

The following is filed as an exhibit to this report:

| Exhibit Number | Title of Document | Location |
|---|---|---|
| **99** | **Miscellaneous** | |
| 99.01 | Press release dated March 10, 2008 | Attached |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**FX ENERGY, INC.**
Registrant

Dated: March 10, 2008

By:   /s/ Clay Newton
　　　Clay Newton, Vice President

*FOR IMMEDIATE RELEASE*

**March 10, 2008**

**SCOTT J. DUNCAN**
FX Energy, Inc.
3006 Highland Drive, Suite 206
Salt Lake City, Utah 84106
(801) 486-5555 Fax (801) 486-5575
www.fxenergy.com

# FX Energy Full-year and Fourth Quarter 2007 Results:

# Loss Narrows, Record Revenues, Oil & Gas Reserve Values Higher

Salt Lake City, March 10, 2008 – **FX Energy, Inc.** (Nasdaq: FXEN) today announced financial results for its fourth quarter and the full year of 2007. Fiscal 2007 had a net loss of $11.7 million, or $0.32 per share. This compares to a net loss of $13.8 million, or $0.39 per share for fiscal 2006. Total revenue for the full year of 2007 was $18.0 million, up 119% from revenues of $8.2 million for the full year of 2006.

The Company also announced that the SEC PV-10 value of its reserves at December 31, 2007, was $103.0 million, an increase of 61% over the December 31, 2006 value of $63.8 million.

**Full Year Results**

Both total revenues from all sources and oil and gas revenues reached record levels in 2007. The Company recorded oil and gas revenues of $14.9 million, compared to $6.5 million for 2006, an increase of 129%. Oilfield services revenues rose from $1.7 million for 2006 to $3.1 million for 2007. The combined revenue gains drove positive earnings before interest, taxes, depreciation, amortization, and exploration expense (EBITDAX)[(1)]. EBITDAX rose from $(0.6) million in 2006 to $6.1 million for 2007.

The record oil and gas revenues were directly attributable to the Company's record production. Natural gas production in Poland was 1,840 Mmcf during 2007, compared to 461 Mmcf during 2006. Total oil and gas production in Poland was 1,990 Mmcfe during 2007, compared to 515 Mmcfe during 2006. Total Company-wide production rose from 971 Mmcfe during 2006 to 2,410 Mmcfe for 2007.

The record revenues were partially offset by higher exploration expenses in 2007. These expenses, which reflected the Company's focus on 3-D seismic acquisition, processing, and interpretation in its Fences core area, rose from $5.6 million in 2006 to $10.6 million in 2007.

At December 31, 2007, the Company had cash on hand of approximately $19.5 million. In addition, the Company's $25 million international credit facility remains unused. Another $7.2 million was made available to the Company when 2,000,000 warrants were exercised in late February 2008.

Clay Newton, FX's Vice President Finance, remarked, "We are pleased to see our efforts in Poland are not only showing geologic progress, but positive, meaningful financial results. Cash flow from our Polish production, together with our cash on hand and unused credit capacity, will provide the means for us to have a record year during 2008 in terms of exploration efforts and capital spending. We look forward to a very active year, in which we plan to drill four new exploratory wells, conduct several major seismic surveys, and commence the hook-up of new producing wells. This activity will lead to increased revenues and should provide additional development work and new oil and gas reserves in the future."

**Fourth Quarter Results**

The fourth quarter of 2007 had a net loss of $6.6 million, or $0.17 per share. This compares to a net loss of $5.8 million, or $0.16 per share, for the fourth quarter of 2006. This slightly negative comparison was due to higher exploration costs (including certain noncash charges), as revenues for the period were actually higher.

Revenue from all sources for the fourth quarter of 2007 was $4.1 million, up 28% from revenues of $3.2 million for the fourth quarter of 2006. The Company recognized oil and gas revenues of $3.6 million for the 2007 quarter, compared to $2.8 million for 2006.

Gas production for the fourth quarter was 397 Mmcf, compared to 334 Mmcf for the same quarter of 2006. Total oil and gas production Company-wide, including the Company's US properties, rose from 492 Mcfe in the fourth quarter of 2006 to 516 Mcfe in the fourth quarter of 2007.

Total costs for the fourth quarter rose $1.6 million, from $9.2 million in 2006, to $10.8 million for the 2007 period. The largest contributor was a doubling of exploration costs as the Company continued to expand its 3-D seismic efforts.

**Oil and Gas Reserve Values and Volumes at New Records**

As mentioned above, the SEC PV-10 value of the Company's reserves at December 31, 2007, was $103.0 million, an increase of 61% over the December 31, 2006 value of $63.8 million. Though oil and gas price increases were a contributing factor, the largest part of the increase was due to a substantial increase in oil and gas reserve volumes. The Company's total oil and gas reserves increased from 22.8 Bcfe at the end of 2006 to 34.1 Bcfe at year-end 2007. The increase was largely the result of new discoveries from the Company's exploration efforts in Poland during 2007.

**About FX Energy**

FX Energy is an independent oil and gas exploration and production company with production in the US and Poland. The Company's main exploration activity is focused on Poland's Permian Basin where the gas-bearing Rotliegend sandstone is a direct analog to the Southern Gas Basin offshore England. The Company trades on the NASDAQ Global Market under the symbol FXEN. Website www.fxenergy.com.

(1) Explanation and Reconciliation of Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, amortization, and exploration expense (EBITDAX) is a non-GAAP measure presented because of its acceptance as an indicator of an oil and gas exploration and production Company's ability to internally fund exploration and development activities and to service debt. EBITDAX should not be considered in isolation or as a substitute for operating income prepared in accordance with generally accepted accounting principles. The table below reconciles EBITDAX with income from continuing operations as derived from the Company's financial information.

| **EBITDAX:** | **Year ended:** | |
| --- | --- | --- |
| | **Dec 31, 2007** | **Dec 31, 2006** |
| Net loss | $ (11,692) | $ (13,767) |
| Income tax provision (benefit) | -- | -- |
| Interest income and expense, net | (433) | (795) |
| Depletion, depreciation and amortization | 2,064 | 1,290 |
| Property impairment | 2,299 | 3,583 |
| Exploration expense | 10,624 | 5,608 |
| Stock compensation expense | 2,604 | 2,759 |
| Other non-cash items | 676 | 751 |
| EBITDAX | $ 6,142 | $ (571) |

_____

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements. Forward-looking statements are not guarantees. For example, exploration, drilling, development, construction, or other projects or operations may be subject to the successful completion of technical work; environmental, governmental, or partner approvals; equipment availability; or other things that are or may be beyond the control of the Company. Operations that are anticipated, planned, or scheduled may be changed, delayed, take longer than expected, fail to accomplish intended results, or not take place at all.

In carrying out exploration it is necessary to identify and evaluate risks and potential rewards. This identification and evaluation is informed by science but remains inherently uncertain. Subsurface features that appear to be possible traps may not exist at all, may be smaller than interpreted, may not contain hydrocarbons, may not contain the quantity or quality estimated, or may have reservoir conditions that do not allow adequate recovery to render a discovery commercial or profitable. Forward-looking statements about the size, potential, or likelihood of discovery with respect to exploration targets are certainly not guarantees of discovery or of the actual presence or recoverability of hydrocarbons or of the ability to produce in commercial or profitable quantities. Estimates of potential typically do not take into account all the risks of drilling and completion nor do they take into account the fact that hydrocarbon volumes are never 100% recoverable. Such estimates are part of the complex process of trying to measure and evaluate risk and reward in an uncertain industry.

Forward-looking statements are subject to risks and uncertainties outside FX Energy's control. Actual events or results may differ materially from the forward-looking statements. For a discussion of additional contingencies and uncertainties to which information respecting future events is subject, see FX Energy's SEC reports or visit FX Energy's website at www.fxenergy.com.

**FX ENERGY, INC. AND SUBSIDIARIES**
**Consolidated Balance Sheets**
**As of December 31, 2007 and 2006**
**(in thousands)**

| | 2007 | 2006 |
|---|---|---|
| **ASSETS** | | |
| **Current assets:** | | |
| Cash and cash equivalents | $ 4,262 | $ 4,644 |
| Marketable securities, available for sale | 15,202 | 10,462 |
| Receivables: | | |
| Accrued oil and gas sales | 1,906 | 1,615 |
| Joint interest and other receivables | 805 | 249 |
| Input VAT receivable | 446 | 710 |
| Inventory | 178 | 206 |
| Other current assets | 365 | 322 |
| Total current assets | 23,164 | 18,208 |
| **Property and equipment, at cost:** | | |
| Oil and gas properties (successful efforts method): | | |
| Proved | 23,491 | 19,293 |
| Unproved | 2,001 | 2,912 |
| Other property and equipment | 5,590 | 4,624 |
| Gross property and equipment | 31,082 | 26,829 |
| Less accumulated depreciation, depletion and amortization | (9,197) | (7,134) |
| Net property and equipment | 21,885 | 19,695 |
| **Other assets:** | | |
| Certificates of deposit | 406 | 382 |
| Loan fees | 914 | 882 |
| Total other assets | 1,320 | 1,264 |
| **Total assets** | $ 46,369 | $ 39,167 |

**-Continued-**

**FX ENERGY, INC. AND SUBSIDIARIES**
**Consolidated Balance Sheets**
**As of December 31, 2007 and 2006**
**(in thousands, except share data)**
**-Continued-**

|  | 2007 | 2006 |
|---|---|---|
| **LIABILITIES AND STOCKHOLDERS' EQUITY** |  |  |
| **Current liabilities:** |  |  |
| Accounts payable | $ 4,432 | $ 5,234 |
| Accrued liabilities | 3,358 | 1,007 |
| Total current liabilities | 7,790 | 6,241 |
| Asset retirement obligation | 1,037 | 961 |
| Total liabilities | 8,827 | 7,202 |
| **Stockholders' equity:** |  |  |
| Preferred stock, $0.001 par value, 5,000,000 shares authorized as of December 31, 2007 and 2006; no shares outstanding | -- | -- |
| Common stock, $0.001 par value, 100,000,000 shares authorized as of December 31, 2007 and 2006; 38,196,357 and 35,560,744 shares issued and outstanding as of December 31, 2007 and 2006, respectively | 38 | 36 |
| Additional paid in capital | 142,901 | 125,706 |
| Accumulated other comprehensive loss | (1) | (72) |
| Accumulated deficit | (105,396) | (93,705) |
| Total stockholders' equity | 37,542 | 31,965 |
| **Total liabilities and stockholders' equity** | $ 46,369 | $ 39,167 |

**FX ENERGY, INC. AND SUBSIDIARIES**
**Consolidated Statements of Operations**
**For the years ended December 31, 2007, 2006 and 2005**
**(in thousands, except per share amounts)**

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Revenues:** | | | |
| Oil and gas sales | $ 14,903 | $ 6,533 | $ 3,805 |
| Oilfield services | 3,093 | 1,696 | 2,132 |
| Total revenues | 17,996 | 8,229 | 5,937 |
| **Operating costs and expenses:** | | | |
| Lease operating expenses | 3,538 | 2,647 | 2,462 |
| Exploration costs | 10,624 | 5,608 | 8,369 |
| Recovery of previously expensed Input VAT | -- | -- | (2,121) |
| Impairment of oil and gas properties | 2,299 | 3,583 | -- |
| Oilfield services costs | 1,998 | 1,245 | 1,689 |
| Depreciation, depletion and amortization (DD&A) | 2,064 | 1,290 | 903 |
| Accretion expense | 78 | 53 | 45 |
| Stock compensation (G&A) | -- | -- | 76 |
| Amortization of deferred compensation (G&A) | 2,604 | 2,759 | 125 |
| General and administrative costs (G&A) | 6,915 | 5,606 | 6,592 |
| Total operating costs and expenses | 30,120 | 22,791 | 18,140 |
| **Operating loss** | (12,124) | (14,562) | (12,203) |
| | | | |
| **Other income:** | | | |
| Interest and other income | 433 | 795 | 780 |
| Total other income | 433 | 795 | 780 |
| | | | |
| | | | |
| **Net loss** | $ (11,691) | $ (13,767) | $ (11,423) |
| | | | |
| **Basic and diluted net loss per common share** | $ (0.32) | $ (0.39) | $ (0.33) |
| | | | |
| **Basic and diluted weighted average number of shares outstanding** | 36,694 | 35,163 | 34,733 |

**FX ENERGY, INC. AND SUBSIDIARIES**
**Consolidated Statements of Cash Flows**
**For the years ended December 31, 2007, 2006 and 2005**
**(in thousands)**

|  | 2007 | 2006 | 2005 |
|---|---|---|---|
| **Cash flows from operating activities:** | | | |
| Net loss............................................................ $ | (11,691) $ | (13,767) $ | (11,423) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | | |
| Depreciation, depletion and amortization................... | 2,064 | 1,290 | 903 |
| Impairment of oil and gas properties.......................... | 2,299 | 3,583 | -- |
| Property abandonment............................................. | -- | -- | 242 |
| Accretion expense .................................................... | 78 | 53 | 45 |
| (Gain) loss on property dispositions.......................... | -- | -- | (18) |
| Stock compensation (G&A) ....................................... | -- | -- | 76 |
| Amortization of deferred compensation (G&A) ........ | 2,604 | 2,759 | 125 |
| Common stock issued for services (G&A)................ | 242 | 517 | 610 |
| Increase (decrease) from changes in working capital items: | | | |
| Receivables ............................................................. | (583) | 1,451 | (2,438) |
| Inventory ................................................................ | 28 | (110) | (4) |
| Other current assets ................................................. | (43) | (52) | (46) |
| Other assets ............................................................ | (56) | (25) | 3 |
| Accounts payable and accrued liabilities ...................... | 3,479 | (995) | 1,848 |
| Asset retirement obligation ....................................... | (2) | (7) | (28) |
| Net cash used in operating activities .......................... | (1,581) | (5,303) | (10,105) |
| | | | |
| **Cash flows from investing activities:** | | | |
| Additions to oil and gas properties.................................... | (7,517) | (7,521) | (2,989) |
| Additions to other property and equipment........................ | (966) | (362) | (422) |
| Recovery of previously capitalized VAT........................... | -- | -- | 1,921 |
| Additions to marketable securities .................................... | (9,610) | (782) | (627) |
| Proceeds from maturities of marketable securities............. | 4,941 | 16,800 | 6,750 |
| Proceeds from sale of assets............................................. | -- | -- | 23 |
| Net cash provided by (used in) investing activities........ | (13,152) | 8,135 | 4,656 |
| | | | |
| **Cash flows from financing activities:** | | | |
| Payment of loan fees .......................................................... | -- | (578) | -- |
| Proceeds from issuance of common stock, net of offering costs............................................................. | 12,436 | -- | -- |
| Proceeds from exercise of stock options and warrants....... | 1,915 | -- | 4,055 |
| Net cash provided by (used in) financing activities ....... | 14,351 | (578) | 4,055 |
| | | | |
| Net increase (decrease) in cash ............................................. | (382) | 2,254 | (1,394) |
| Cash and cash equivalents at beginning of year.................... | 4,644 | 2,390 | 3,784 |
| | | | |
| **Cash and cash equivalents at end of year**.......................... $ | 4,262 $ | 4,644 $ | 2,390 |